AUDIT AND RISK COMMITTEE CHARTER

1.	Purpose: Responsibilities and Authority

The Audit and Risk Committee (the Audit Committee or “Committee”) shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)	Relationship with Independent Auditor.

(i) Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii) The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii) The independent auditor shall report directly to the Committee.

(iv) The Committee shall approve in advance all audit and permitted non-audit services with the independent auditor, including the terms of the engagements and the fees payable; provided that the Committee Chairman may approve services to be performed by the independent auditor between Committee meetings if the amount of the fee does not exceed $50,000, provided that any such approval shall be reported to the Committee at the next meeting thereof. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v) At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi) At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(1) the independent auditor’s internal quality-control procedures;

(2) any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(3) any steps taken to deal with any such issues; and

(4) all relationships between the independent auditor and the Company.

(vii) At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii) The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix) The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x) The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(xi) The Committee shall oversee the implementation by management of appropriate information technology systems for the Company, including as required for proper financial reporting and compliance.

(b)	Financial Statement and Disclosure Review.

(i) The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii) The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii) The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls over financial reporting, and any special steps adopted in light of material control deficiencies.

(iv) At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(1) all critical accounting policies and practices used by the Company;

(2) all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(3) other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v) Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi) The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)	Conduct of the Annual Audit

The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i) The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii) The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and that the independent auditor satisfies all applicable independence standards. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per applicable independence standards, and review relationships that may impact the objectivity and independence of the auditor.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(1) the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(2) the management letter provided by the independent auditor and the Company’s response to that letter; and

(3) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv) The Committee shall make such inquiries to the management and the independent auditor as the Committee members deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)	Compliance and Oversight.

(i) The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii) The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii) The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies, and regularly review the top risks identified by management and the policies and practices adopted by the Company to mitigate those risks.

(iv) At least annually and prior to the filing of the AIF, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the required CEO and CFO annual certifications.

(v) At least annually and prior to the filing of the AIF, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

(vi) The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii) The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii) At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix) The Committee shall oversee the preparation of reports relating to the Audit Committee as required under applicable laws, regulations and stock exchange requirements.

(x) The Committee shall exercise oversight with respect to anti-fraud programs and controls.

(e)	Related Party Transactions.

(i) The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii) As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. "Related party" includes Hunter Dickinson Services Inc.

2.	Structure and Membership

(a) Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument NI 52-110 and the rules of the Toronto Stock Exchange.

(b) Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c) Independence. All of the members of the Committee shall be “independent” as required for audit committees by National Instrument NI 52-110, and the rules of the Toronto Stock Exchange.

(d) Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e) Compensation. The compensation of the Committee shall be as determined by the Board.

(f) Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.	Procedures and Administration

(a) Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b) Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c) Reports to the Board. The Committee shall regularly report to the Board with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d) Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e) Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f) Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g) Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.	Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.	Limitation of Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.	Committee Member Independence and Financial Literacy Requirements

A.	Independence

(a) See Appendix 2 of the Company’s Corporate Governance Overview and Guidelines.

B.	Financial Literacy

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements”